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
                           UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549                             OMB APPROVAL
                                                                -------------------------------
                            FORM N-17F-2                          OMB Number         3235-0360
                                                                  Expires:       July 31, 1994
        Certificate of Accounting of Securities and Similar       Estimated average burden
                   Investments in the Custody of                  hours per response......0.05
                  Management Investment Companies
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             Pursuant to Rule 17f-2 [17 CFR 270.17f-2]
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1.  Investment Company Act File Number:              Date examination completed:

    811-06580                                        December 31, 1997
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2.  State Identification Number:

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          AL        AK        AZ        AR        CA        CO
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          CT        DE        DC        FL        GA        HI
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          ID        IL        IN        IA        KS        KY
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          LA        ME        MD        MA        MI        MN
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          MS        MO        MT        NE        NV        NH
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          NJ        NM        NY        NC        ND        OH
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          OK        OR        PA        RI        SC        SD
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          TN        TX        UT        VT        VA        WA
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          WV        WI        WY        PUERTO RICO
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          OTHER (specify):
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3.  Exact name of investment company as specified in registration statement:

    SouthTrust Vulcan Funds
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4.  Address of principal executive office (number, street, city, state, zip code:)

    Federated Investors Tower, Pittsburg, PA 15222-3779
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.  All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state of administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT


                                                                SEC 2198 (11-91)
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                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Trustees of
the Vulcan Funds:


We have examined management's assertion about the VULCAN FUNDS' (the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of December 31, 1997 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. The Vulcan Funds include the Bond Fund, Treasury Obligations Money Market Fund, Stock Fund, and Income Fund. Management is responsible for the Funds' compliance with the requirements of the Act. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 1997, and with respect to agreement of security purchases and sales, for the period from July 14, 1997 (since SouthTrust Bank, N.A. became custodian) through December 31, 1997:

         - Confirmation of all securities held by institutions in book entry form (the Federal Reserve Bank of Birmingham and The Depository Trust Company);

         - Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, transfer agents, and/or remarketing agents;

         - Reconciliation of all such securities to the books and records of the Funds and SouthTrust Bank, N.A., the Custodian;

         - Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Custodian records; and

         - Agreement of two (2) security purchases and two (2) security sales or maturities for each fund identified above (since SouthTrust Bank, N.A. became custodian) from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Vulcan Funds was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1997 is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Vulcan Funds and the Securities and Exchange Commission and should not be used for any other purpose.



Birmingham, Alabama
February 25, 1998


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                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940




We, as members of the Vulcan Funds (the "Funds"), the investment company, and SouthTrust Bank, N.A., the custodian, are responsible for complying with the requirement of subsection (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of December 31, 1997 and the period from July 14, 1997 (since SouthTrust Bank, N.A. became custodian) through December 31, 1997.

Based on this evaluation, we assert that the Funds were in compliance with those provisions of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1997 and the period from July 14, 1997 (since SouthTrust Bank, N.A. became custodian) through December 31, 1997 with respect to securities reflected in the investment account of the Funds.



Vulcan Funds                                 SouthTrust Bank, N.A.

By: /s/ C. Christine Thomson                 By:/s/ Roger L. Brown
    ------------------------------------         -------------------------------
    C. Christine Thomson                         Roger L. Brown
    Vice President & Assistant Treasurer         Senior Vice President





February 25, 1998